 Filed Pursuant to Rule 253(g)(2)

File No. 024-10767

BRIX REIT, INC.

SUPPLEMENT NO. 3 DATED MARCH 31, 2020

TO THE OFFERING CIRCULAR DATED DECEMBER 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of BRIX REIT, Inc. (“we,” “us,” “our” or the “Company”) dated December 26, 2019 (the “Offering Circular”), Supplement No. 1, dated February 3, 2020 and Supplement No. 2 dated February 7, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as in the Offering Circular.

The purpose of this supplement is to describe the following:

(1)	the suspension of our primary offering of shares of common stock of the Company, our distribution reinvestment plan and our share repurchase program; and
(2)	updates to our share repurchase program.

Suspension of the Primary Offering, Distribution Reinvestment Plan and Share Repurchase Program

On March 30, 2020, the Company announced that it has suspended the primary offering of its shares of common stock, the distribution reinvestment plan and the share repurchase program until such time, if any, that the Company’s board of directors determines to reinstate the primary offering, distribution reinvestment plan and share repurchase program after an independent valuation expert completes a valuation of the Company’s real estate properties and investments and the Company announces its new net asset value (“NAV”) per share. The Company has engaged an independent valuation expert for this purpose and currently expects the board of directors to announce a new NAV per share no later than April 30, 2020.

Updates to Share Repurchase Program

The following information supersedes and replaces the section of the Offering Circular captioned “Description of Shares – Share Repurchase Program – Amendment, Suspension or Termination of Program and Notice” on page 105 of the Offering Circular and all similar discussions throughout the Offering Circular.

Amendment, Suspension or Termination of Program and Notice

Our board of directors may amend, suspend or terminate our share repurchase program without stockholder approval upon 10 days’ notice, if our directors believe such action is in our and our stockholders’ best interests, or if they determine the funds otherwise available to fund our share repurchase program are needed for other purposes. We may provide notice by including such information (a) in a current report or in our annual or semi-annual reports, all publicly filed with the SEC, or (b) in a separate written notice to the stockholders. During our primary offering stage, we would also include this information in an offering circular supplement or post-effective amendment to the offering statement, as required under federal securities laws.

The repurchase program shall immediately terminate, without further action by the board of directors or any notice to our stockholders, if our shares are approved for listing on any national securities exchange or included for quotation in a national securities market or a secondary trading market for our shares otherwise develops.